UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015.

Commission File Number: 001-35197

LAKE SHORE GOLD CORP.
(Translation of registrant’s name into English)

181 University Avenue, Suite 2000, Toronto, Ontario Canada M5H 3M7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐                               Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAKE SHORE GOLD CORP.

Date: July 08, 2015	By:	/s/ Alasdair Federico
	Name:	Alasdair Federico
	Title:	VP, General Counsel & Secretary

EXHIBITS

Exhibit No.	Exhibit Description
99.1
Press Release, dated July 8, 2015, announcing that Lake Shore Gold Corp.’s production for the second quarter totaled 42,600 ounces of gold, from mill throughput of 327,100 tonnes of ore at an average head grade of 4.2 grams per tonne, and that guidance for the full year is being increased to at least 180,000 ounces of gold at cash costs below US$650 per ounce and all-in sustaining costs below US$950 per ounce.